SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                  CAA FIDDLES WHILE STANSTED BURNS

Ryanair, Europe's largest low fares airline today (Tuesday, 4th April 2006) renewed its call for the CAA Regulator to take action against the overcharging BAA airport monopoly. For many years now the CAA has fudged ineffectually whilst the BAA overspent on capital projects, giving rise to unnecessary price increases for consumers using the 3 main London airports.

The latest proposals put forward last week by the BAA envisage that charges at Stansted will triple as the BAA spends GBP4bn on a second runway at Stansted that should cost no more than GBP1bn.

Commenting on these lunatic price increases being sought by the BAA, Ryanair's Chief Executive, Michael O'Leary said:

    "If ever proof were needed of the abject failure of the CAA to regulate the airport monopoly as it is legally obliged to do - "to promote the reasonable interests of users" - then these latest price increases demonstrate that failure. The very fact that an airport monopoly can seek the trebling of prices from an ineffectual regulator shows that the CAA's regulatory regime in the UK has failed.

    "Ryanair calls again on the UK Government to break up the BAA airport monopoly. If Stansted, Gatwick and Heathrow were competing against each other, then a second runway and terminal would be built at Stansted for less than GBP1bn and not the crazy GBP4bn presently being proposed by the BAA.

    "If the CAA is unwilling "to promote the reasonable interests of users" and if it fails to restrain the price gouging instincts of the BAA airport monopoly, then the CAA should stand aside and let competition deliver where regulation has so clearly failed".


Ends.                                     Tuesday, 4th April 2006


For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants
               Tel: +353-1-8121228        Tel: +353-1-4980300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 April, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director